UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): April 23, 2026

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

On April 27, 2026, Cabbacis Inc (the “Company”) issued a press release announcing that on April 23, 2026, the Company filed its Annual Report on Form 1-K for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”). The press release also announced some of the Company’s financial results for the fiscal year ended December 31, 2025; complete financial results for the fiscal year ended December 31, 2025 are included in the Annual Report. A copy of the press release announcing the filing of the Company’s Annual Report is furnished as Exhibit 99.1 to this Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 27, 2026.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Chairman

Dated: April 27, 2026

2